LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2008	aschick@luselaw.com

June 10, 2011

VIA EDGAR

Mr. Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Energy Services of America Corporation Schedule TO-I Filed June 1, 2011 File No. 005-82048

Dear Mr. Hindin:

We are in receipt of your letter dated June 8, 2011 providing comments on the referenced filing for Energy Services of America Corporation (the “Company”).  The Company has filed on the date of this letter Amendment No. 1 to Schedule TO-I (together with the Offer to Purchase filed as Exhibit (a)(1)(A) thereto, “Amendment No. 1”).  The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Schedule TO

1.
We note that holders of Warrants will receive one share of the Company’s common stock in exchange for every eight and one-half Warrants tendered by the holders thereof, but if the Unit Purchase Option is exercised during the Offer Period, holders of Warrants will instead receive one share of common stock in exchange for every nine Warrants tendered.  Such disclosure does not appear to comply with the disclosure obligations of Item 4 of Schedule TO and Item 1004(a) of Regulation M-A requiring the disclosure of the amount of consideration offered to security holders.  Please revise to specify the particular exchange ratio the Company intends to offer holders.

LUSE GORMAN POMERENK & SCHICK
      A PROFESSIONAL CORPORATION

Mr. Perry J. Hindin
June 10, 2011

Please refer to Amendment No. 1 which reflects (x) an exchange offer of one (1) Share for every eight and one half (8½) Warrants tendered, (y) that the Offer is subject to the condition that the Unit Purchase Option not be exercised during the Offer Period, and (z) that if the Unit Purchase Option is exercised during the Offer Period, the Company intends to waive this condition, and amend the Offer to (i) extend the Offer to holders of an additional 900,000 UPO Warrants; (ii) revise the terms of the Offer such that holders of Warrants will receive one (1) Share in exchange for every nine (9) Warrants tendered, and (iii) extend the Offer Period by at least ten (10) business days from the date that the amended Schedule TO is filed with the SEC.

2.
We also note disclosure indicating that the Company will not provide notice to holders of the Unit Purchase Option is exercised and the exchange ratio changes accordingly.  It is the Staff’s view that such changes to the consideration offered are material.  As such, the current Offer mechanics do not appear consistent with the Company’s obligations under Exchange Act Rule 13e-4(d)(2) and (e)(3), requiring disclosure of material changes in the information previously disclosed to holders and prompt dissemination of the changes to holders in a manner reasonably calculated to inform them of such changes.  Please revise.

Please refer to Amendment No. 1, which provides that, if the Unit Purchase Option is exercised and the Offer amended, the Company will issue a press release and file an amendment to the Offer Letter with the SEC.

3.
As a reminder, please also note that Exchange Act Rule 13e-4(f)(l)(ii) and 14e-1(b) require that the offer remain open until the expiration of at least ten business days from the date notice of decrease in the consideration offered is first published, sent or given to security holders.

The Company acknowledges its obligation to extend the Offer Period to a date that is at least ten business days following the date that any notice regarding the decrease in consideration offered is first published, sent or given to security holders.  Please refer to Amendment No. 1, which provides that, in the event that the Company amends the Offer to provide for reduced consideration (by amending the exchange ratio), the Company will issue a press release, file an amendment to the Schedule TO (including the Offer Letter), and extend the Offer Period by at least ten (10) business days from the date that the amended Schedule TO is filed with the SEC.

*          *          *

LUSE GORMAN POMERENK & SCHICK
      A PROFESSIONAL CORPORATION

Mr. Perry J. Hindin
June 10, 2011

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2008 or Adam Wheeler at 202-274-2013.

Very truly yours, /s/ Alan Schick Alan Schick

cc:	Edsel R. Burns, President, Energy Services of America Corporation
John Guido, Arnett & Foster, PLLC
Sam Lolan, Costin, Hammel & Leake, L.L.C.
Craig Slivka, Special Counsel
Jessica Dickerson, Staff Attorney
Adam Wheeler, Esq.

June 9, 2011

Mr. Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Hindin:

Pursuant to the Staff’s comment letter dated June 8, 2011, on behalf of Energy Services of America Corporation (the “Company”) I hereby acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Edsel R. Burns
President